UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated March 13, 2023

Commission File Number: 001-40286
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Arrival
(Exact Name of Registrant as Specified in Its Charter)
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Grand Duchy of Luxembourg
(Jurisdiction of Incorporation or Organization)
60a, rue des Bruyeres, L-1274 Howald,
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-254885, FILE NO. 333-266472 AND FILE NO. 333-270019) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 10, 2022 (the “Closing Date”), Arrival (the “Company”) entered into a Share Purchase Agreement (the “Purchase Agreement”) with Westwood Capital Group LLC (“Westwood”), pursuant to which Westwood has committed to purchase, subject to certain conditions, up to $300,000,000 (the “Total Commitment”) of the Company’s ordinary shares, with an accounting par value (“Ordinary Shares”). Concurrently with the execution of the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Westwood pursuant to which the Company agreed to file a registration statement (the “Initial Registration Statement”) and one or more additional registration statements (together with the Initial Registration Statement, “Registration Statements”), with the U.S. Securities and Exchange Commission (the “SEC”) as permissible and necessary to register under the Securities Act of 1933 (the “Securities Act”), the resale of Ordinary Shares that may be issued to Westwood under the Purchase Agreement.
Under the terms and subject to the conditions of the Purchase Agreement, the Company has the right, but not the obligation, to sell to Westwood, and Westwood is obligated to purchase, Ordinary Shares up to the Total Commitment. Such sales of Ordinary Shares, if any, will be subject to certain limitations, and may occur from time-to-time in the Company’s sole discretion, over the period commencing once certain customary conditions are satisfied, including the filing and effectiveness of the Initial Registration Statement with the SEC with respect to the Ordinary Shares to be sold to Westwood under the Purchase Agreement, and ending on the first day of the month following the 36-month anniversary of the Closing Date (the “Termination Date”). The commencement of sales of Ordinary Shares pursuant to the Share Price Agreement is also conditional on the Company consummating, in accordance with the laws of the Grand Duchy of Luxembourg, a reduction of the par value of the Ordinary Shares to an amount less than or equal to $0.01.
Under the terms and subject to the conditions of the Purchase Agreement, Westwood has no right to require the Company to sell any Ordinary Shares to Westwood, but Westwood is obligated to make purchases as the Company directs, subject to certain conditions and provided that the closing sale price of the Ordinary Shares on the prior trading day is equal to or greater than $0.10 (subject to adjustment as set forth in the Purchase Agreement). The Company has the right, but not the obligation, to direct Westwood to purchase Ordinary Shares up to a maximum amount of:
a.the lesser of (i) 30% of the average daily trading volume of the Ordinary Shares over the five trading days immediately prior to the date on which a purchase notice with respect to a particular purchase (a “VWAP Purchase Notice”) is delivered by the Company to Westwood and (ii) $25,000,000, unless waived subject to certain conditions (a “Forward VWAP Purchase”); or

a.the lesser of (i) 45% of the average daily trading volume of the Ordinary Shares over the five trading days immediately prior to the date on which a VWAP Purchase Notice is delivered by the Company to Westwood and (ii) $30,000,000 (an “Alternative VWAP Purchase”).
Ordinary Shares will be issued by the Company to Westwood at a purchase price of either, (i) in the case of a Forward VWAP Purchase, a 3% discount to the average daily volume weighted average price (the “VWAP”) of the Ordinary Shares during the three consecutive trading days beginning on the date that a VWAP Purchase Notice is delivered by the Company to Westwood, or, (ii) in the case of an Alternative VWAP Purchase, a 5% discount to the lowest daily VWAP during the three consecutive trading days beginning on the date that a VWAP Purchase Notice with respect to a particular purchase is delivered by the Company to Westwood.
Each VWAP Purchase Notice from the Company to Westwood will specify whether the applicable purchase is a Forward VWAP Purchase or an Alternative VWAP Purchase, and will direct that Westwood purchase the applicable number of Ordinary Shares at the applicable purchase price. There are no upper limits on the price per Ordinary Share that Westwood must pay for the Ordinary Shares. Actual sales of Ordinary Shares to Westwood will depend on a variety of factors to be determined by the Company from time-to-time, including, among other things, market conditions, the trading price of the Company’s Ordinary Shares, and determinations by the Company as to the appropriate sources of funding for the Company and its operations. Pursuant to the terms of the Purchase Agreement, each VWAP Purchase Notice delivered to Westwood prior to the six-month anniversary of the date that the Initial Registration Statement becomes effective shall automatically be deemed an Alternative VWAP Purchase.

The Company may not issue or sell any Ordinary Shares to Westwood under the Purchase Agreement that, when aggregated with all other Ordinary Shares then beneficially owned by Westwood and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, and Rule 13d-3 promulgated thereunder), would result in Westwood beneficially owning more than 4.99% of the outstanding Ordinary Shares, provided, that, Westwood may, in its sole discretion, elect to increase such beneficial ownership limitation to 9.99% of the outstanding Ordinary Shares.
The net proceeds from sales, if any, under the Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells Ordinary Shares to Westwood. The Company expects that any proceeds it receives from such sales to Westwood will be used for working capital and general corporate purposes.

Westwood has covenanted not to enter into or effect, in any manner whatsoever, directly or indirectly, any short sales of securities of the Company (including, without limitation, Ordinary Shares) or hedging transactions which establish a net short position with respect to the Company’s securities.

As consideration for Westwood’s irrevocable commitment to purchase Ordinary Shares upon the terms of and subject to satisfaction of the conditions set forth in the Purchase Agreement, upon the filing of the Initial Registration Statement, the Company will promptly issue a number of Ordinary Shares equal to $3,000,000 divided by the lower of (i) the closing sale price of the Ordinary Shares on Nasdaq on the date of the Purchase Agreement and (ii) the closing sale price of the Ordinary Shares on Nasdaq on the date immediately prior to the date that the Initial Registration Statement is filed with the Commission, to Westwood.
The Ordinary Shares to be issued pursuant to the Purchase Agreement will be issued and sold by the Company to Westwood in reliance on the exemptions from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The Company is relying on this exemption from registration in part on representations made by Westwood in the Purchase Agreement.
The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions, and indemnification obligations of the parties. The Company has the right to terminate the Purchase Agreement at any time, at no cost or penalty, subject to certain conditions and the survival of certain provisions of the Purchase Agreement and the Registration Rights Agreement. The Purchase Agreement will automatically terminate upon the Termination Date, the date on which Westwood shall have purchased the Total Commitment, the date on which the Company’s Ordinary Shares shall have failed to be listed or quoted on any eligible market, or in the event of certain bankruptcy proceedings by or against the Company. Westwood may terminate the Purchase Agreement upon (i) the occurrence of any condition, occurrence, state of factors or event constituting a material adverse effect (as defined in the Purchase Agreement), (ii) the occurrence of a fundamental transaction (as defined in the Purchase Agreement), (iii) the failure by the Company to file a Registration Statement with the U.S. Securities and Exchange Commission by the applicable deadline or for such Registration Statement to be declared effective, or the Company is otherwise in material breach or default under any of the other provisions of the Registration Rights Agreement and such failure, breach or default is capable of being cured but has not been cured within 10 trading days after notice is delivered to the Company, (iv) the lapse of the effectiveness, or unavailability of, a Registration Statement filed by the Company pursuant to the Registration Rights Agreement for a period of 30 consecutive trading days or for more than an aggregate of 120 trading days in any 365-day period, (v) the suspension of trading of the Ordinary Shares for a period of three consecutive trading days, or (vi) the material breach of the Purchase Agreement by the Company, which breach is not cured within the applicable cure period.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and each of which is incorporated herein in its entirety by reference. The representations, warranties, and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties. A copy of the press release Arrival issued in connection with the Westwood transaction is filed as Exhibit 99.3 to this report on Form 6-K.

This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The Ordinary Shares have not been and, except as pursuant to the terms of the Registration Rights Agreement, will not be registered under the Securities Act or any state securities laws. Therefore, the Ordinary Shares may not be offered, sold, or otherwise transferred within the United States or to or for the account of any U.S. person absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Share Purchase Agreement, dated as of March 10, 2023, by and between Arrival and Westwood
99.2	Registration Rights Agreement, dated as of March 10, 2023, by and between Arrival and Westwood
99.3	Press Release issued by Arrival on March 13, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By     /s/ John Wozniak
Name:     John Wozniak
Title:     Chief Financial Officer
Dated: March 13, 2023

Exhibit 99.3

ARRIVAL Announces $300M Equity Financing Line and Provides 2023 Outlook
$300M Equity Financing Line with Westwood Capital Provides Additional Liquidity
Extraordinary General Meeting of Shareholders to Approve Reverse Stock Split

Luxembourg, March 13, 2023 - Arrival (NASDAQ: ARVL; the “Company”) is today announcing a $300 million equity financing line established with Westwood Capital. At the same time, the Company is also announcing the convening of an Extraordinary General Meeting of shareholders to vote on a number of resolutions, including a reverse stock split and capital reduction. Additional details of these announcements will be provided on the Company’s Business Update Webcast scheduled today, March 13, 2023 at 4:30 P.M. Eastern Time.

“I have come into the business as CEO at a critical time. Arrival has developed innovative technologies and know-how which position us strongly to address the considerable EV market opportunity. We have now taken important steps to help us take advantage of this opportunity, including raising additional capital as well as placing a sharper focus on the key U.S. market and driving significant efficiency improvements.

Looking forward, we will continue developing and validating our vehicles this year. We are also progressing with encouraging conversations with potential partners and investors to effect the next stage of the business plan - bringing Vans into production in Charlotte in late 2024,” commented Igor Torgov, CEO.

Business Updates

Over the last few months the Company has taken decisive steps to significantly reduce its headcount and cash burn. At the same time, it has sharpened its focus on its U.S. product strategy, which will prioritize commencing production of a purpose-built Class 4 XL Delivery Van in the Charlotte factory in late 2024, pending a capital injection this year to fund the program. Recently, the Company was successful in driving organizational efficiencies that will extend the run-rate of existing cash resources into late 2023; it succeeded in arranging up to $350 million of new capital commitments and an agreement to reduce net debt by $121.9 million. Following these actions, the key elements of the business plan are as follows:

● Lowering the Company’s current, targeted cash spend to no more than $35 million/quarter which significantly reduces the size of investment required to fund the business this year.
● Finalizing a 50% reduction of the Company’s global workforce in Q1 that will result in less than 800 employees by the end of March 2023.
● Building 10 Vans in the Bicester microfactory to further develop the highly automated factory processes and integrate them with the company’s autonomous mobile robots. These vans will also be used to accumulate 250,000 kms of public road mileage to validate Arrival’s engineering designs and components by the end of 2023.
● Continued development of the XL Van designed specifically for the U.S. market. This product attracts higher average selling prices, margins and tax credits than the L Van, and will require a dedicated capital raise to fund production in the Charlotte factory. Start of production in Charlotte is targeted for late 2024.

Igor Torgov, previously an Arrival executive, has been appointed as CEO to lead the execution of the newly approved plan, with his intimate knowledge of Arrival’s business priorities, technologies and talent.

Equity Financing Line

The Company has established a $300 million equity financing line with Westwood Capital, providing the Company with access to additional liquidity, subject to certain conditions. For further information regarding the equity financing line, please see the Company’s report on Form 6-K filed with the U.S. Securities and Exchange Commission via its EDGAR system today, March 13, 2023. The report is available on the SEC’s website at www.sec.gov. The information contained in this website is not incorporated by reference in, or in any way a part of, this press release.

Outlook

a.The XL Delivery Van funding activities are specific to driving the start of production in Charlotte next year. There is no planned Capex spend related to this program until dedicated capital is raised.
b.Arrival will achieve its target quarterly $35 million burn rate by the second half of 2023.
c.With available capital resources and additional initiatives to reduce working capital, the Company expects to have sufficient liquidity to fund the business into late 2023 without the investments required for XL production.

2023 Operational Milestones

Milestone	Target Timeline	Status
Build 10 Additional Vans in Bicester	August 2023	In Progress
Accumulate 250,000 kms public road miles (L Van)	December 2023	68,000 kms accumulated

Reverse Stock Split and Capital Reduction

Arrival today announced the calling of an Extraordinary General Meeting (“EGM”) of Shareholders to vote on a proposed reverse stock split at a consolidation ratio within a range from 30:1 to 50:1 to position the Company to regain compliance with the minimum bid requirement under the Nasdaq listing rules by its ordinary shares trading above $1 for 10 consecutive business days prior to May 1, 2023. At the EGM, Shareholders will also be asked to vote on a proposed capital reduction to $156,532.22, without cancellation of shares or payments to shareholders, thereby setting the par value of the Company’s ordinary shares at around $0.0002 per ordinary share prior to the implementation of the reverse stock split. The EGM is planned for April 6, 2023 and Shareholders holding shares of the Company as of March 28, 2023 will be invited to vote on the resolutions.

Going Concern
At the end of December, the Company had $205 million of cash on hand. Subsequent to the end of December, the company announced a transaction with its largest bond holder Antara, that includes up to $50 million of additional capital commitments and today announced a $300 million equity financing line with Westwood Capital.

In January, the company announced additional plans to restructure its business, which included a reduction in its workforce to less than 800 people and other cost control measures that the company expects to result in quarterly cash burn of no more than $35 million.

Also in January, the Company’s board approved a new business plan based on the quarterly cash burn targets and a product focused on the US Market to start production in Charlotte in 2024.

Although as of December 31, 2022 the Company did not have sufficient cash to fund the business plan or its operation for a period of 12 months, with the actions taken to reduce costs and the capital commitments subsequent to year end, the Company believes it can operate the business into 2024 while it seeks to raise capital to complete the vehicle program for the U.S. and make the necessary capital investments to start production in late 2024, including prototyping, tooling, factory capex and working capital. Despite mitigating factors taken to date, there remain material uncertainties about the Company’s ability to continue as a going concern primarily due to the fact that further capital raises are required to fund the company to a break even point.

The Company is exploring all funding and strategic opportunities to obtain the capital necessary to fund the vehicle program and bring the company to cash flow break-even.

Therefore, notwithstanding the material uncertainties noted, the Board determined that the Company's unaudited financial information is appropriately prepared on a going concern basis and does not currently see any adjustments that would result in the basis of preparation being inappropriate.

Important Information

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The ordinary shares that may be issued in connection with the equity financing line have not been and, except as pursuant to the terms of the registration rights agreement entered into in connection with the transaction, will not be registered under the Securities Act of 1933 or any state securities laws. Therefore, the ordinary shares that may be issued in connection with the equity financing line may not be offered, sold, or otherwise transferred within the United States or to or for the account of any U.S. person absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933 and any applicable state securities laws.

Webcast Information

Arrival will host a Zoom webinar today, Monday March 13, 2023 at 4:30 P.M. Eastern Time to discuss its fourth quarter and full year 2022 financial results and business update. The live webcast will be accessible on the Company’s website at investors.arrival.com. A webcast replay will be available approximately two hours after the conclusion of the live event.

About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service best-ever electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward-looking statements
This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the production of a purpose-built Class 4 XL Delivery Van and Vans in Bicester, the company’s future liquidity and targeted cash spend, the company’s ability to continue as a going concern, reductions in the company’s workforce, the Antara transaction, the equity financing line, future capital raisings, the EGM, the reverse stock split, the capital reduction and Arrival’s projected future financial condition. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “positioned,” “strategy,” “outlook,” “future,” “opportunity,” “plan,” “potential,” “predict,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future results and events to differ materially from the results expressed in the forward-looking statements in this document. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include, but are not limited to: (i) the risk that Arrival will be unable to raise additional capital on acceptable terms or at all; (ii) economic disruptions from war and other geopolitical tensions (such as the ongoing military conflict between Russia and Ukraine); (iii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates, (iv) the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so; (v) the risk that Arrival may never achieve or sustain profitability; (vi) the risk that Arrival experiences difficulties in managing its growth and expanding operations, (vii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (viii) the risk that the utilization of Microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as Microfactories, Microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy Microfactories in the anticipated time frame; (ix) the risk that the order that has been placed for vehicles is cancelled or modified or postponed; (x) the risk of product liability or regulatory lawsuits or proceedings relating to Arrival’s products and services; and (xi) the risk that Arrival is unable to secure or protect its intellectual property.
The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Arrival’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2022, and other documents filed by Arrival with the SEC from time to time. In addition, forecasts about future costs and other financial metrics and our expectations as to our ability to execute on our current business plan in the near term and the longer term are based on a number of assumptions we make, including the following assumptions that Arrival’s management believed to be material:
a.Operational assumptions, including, the development and commercialization of Arrival’s vehicles, the roll out of Arrival’s Microfactory manufacturing locations, the production capacity of Arrival’s Microfactories, the selection of Arrival’s products by customers in the commercial Van industry, growth in the various markets Arrival is targeting, average selling prices and resulting sales of vehicles
b.The mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, manufacturing costs, and costs related to product warranties. Many of these costs are forecasted to vary significantly as Arrival commences production in its Microfactories
c.Arrival’s ability to raise capital necessary to execute on its current business plan and production timeline, including the roll-out of its factories, as well as to maintain its ongoing operations, continue research, development and design efforts and improve infrastructure
d.Capital expenditure is based on a number of assumptions regarding the expenditure required to build Arrival’s Microfactories, including the cost of initial set up of factory facilities and the cost of manufacturing and assembly equipment
In making the foregoing assumptions, Arrival’s management relied on a number of factors, including: its experience in the automotive industry, its experience in the period since the inception of the company and current pricing estimates for prototype vehicles and vehicle components as well as the projected costs for first factory locations that are already in development; its best estimates of the timing for the development and commercialization of its vehicles and overall vehicle development process; its best estimates of current and future customers purchasing Arrival’s vehicles; and third-party forecasts for industry growth. Forecasts of future financial metrics are inherently uncertain, and actual results may differ significantly from forecasts based on our assumptions underlying those forecasts at this time.
Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to Arrival’s operations and business environment, all of which are difficult to predict and many of which are beyond Arrival’s control. Except as required by applicable law, Arrival assumes no obligation to and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this press release or elsewhere might not occur. Arrival does not give any assurance that Arrival will achieve its expectations.

Media Contacts For Arrival

Media
pr@arrival.com
Investors
ir@arrival.com